EXHIBIT 20.2

May 26, 1999

Dear Stockholder:

      Your Board of Directors is pleased to announce that it adopted a Stockholder Rights Plan (the "Rights Plan") in which common stock purchase rights have been granted as a dividend at the rate of one right ("Right") for each share of common stock, par value $0.01 per share, of the Company (the "Common Stock") held of record as of the close of business on May 11, 1999.

      The Rights Plan, which is similar to plans adopted by many publicly-traded companies (including many in the telecommunications industry) is designed to further protect your rights and investment in the Company against hostile acquirors who may seek to take advantage of the Company and its stockholders through coercive or unfair tactics aimed at gaining control of the Company without paying all stockholders of the Company a full and fair price. As part of the Rights Plan, a special type of dividend has been declared on the Common Stock in the form of a distribution of Rights. The enclosed summary description describes the principal features of the Rights Plan. I urge you to read the summary carefully and keep it with your stock records as it contains important information.

      The Rights are not intended to prevent a fair and equitable takeover of the Company. Rather, the Rights are intended to discourage any effort to acquire the Company in a manner or on terms not approved by the Board of Directors. The Rights are designed to deal with the serious problem of a potential acquiror using coercive or unfair tactics to deprive the Company's Board of Directors of any real opportunity to determine the future of the Company and to realize the value of your investment in the Company.

      The distribution of Rights will not in any way alter or interfere with its business plans, nor will it change the way in which you can currently trade the Common Stock. While the distribution of the Rights will not be taxable either to you or to the Company, stockholders may, depending on their individual circumstances, recognize taxable income should the Rights become exercisable. As explained in further detail in the enclosed Summary of Stockholder Rights Plan, the Rights will only become exercisable if certain events occur. You do not need to take any current action with respect to your shares of Common Stock.

      The Board of Directors is aware that some argue that rights plans adopted by other companies could deter legitimate acquisition proposals. Your Board of Directors carefully considered these arguments and concluded that such arguments do not justify denying stockholders the protection which the Rights afford against abusive takeover tactics. Among other things, the Board of Directors considered third-party studies which suggested that rights plans do not prevent takeovers, and that companies protected by rights plans received premiums higher than companies without such plans in takeover contests.


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

      Our overriding objective is to preserve and enhance the Company's value for all stockholders. In declaring the Rights dividend, your Board of Directors has expressed its confidence in the Company's future and its determination that you be given every opportunity to participate fully in that future.

                                       Very truly yours,

                                       /s/ Tracey L. Gray
                                       ------------------
                                       Tracey L. Gray
                                       President and Chief Executive Officer

Enclosure


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

                                     SUMMARY
                                       OF
                             STOCKHOLDER RIGHTS PLAN
                                       OF
                                  ELCOTEL, INC.

      The Board of Directors of Elcotel, Inc. (the "Company") has adopted a Stockholder Rights Plan (the "Rights Plan") in which common stock purchase rights ("Rights") have been granted as a dividend at the rate of one Right for each share of common stock, par value $0.01 per share, of the Company (the "Common Stock") held of record as of the close of business on May 11, 1999. The Rights Plan is contained in the terms and conditions of a Stockholder Rights Agreement, dated as of May 11, 1999 (the "Rights Agreement"), entered into between the Company and American Stock Transfer & Trust Company, as rights agent. A copy of the Rights Agreement was included as an exhibit to the Company's Current Report on Form 8-K, which was filed by the Company with the Securities and Exchange Commission in connection with the adoption of the Rights Plan.

      The Rights Plan is designed to protect the stockholders of the Company in the event of an unsolicited attempt to acquire the Company by discouraging bids that are not on terms that deal fairly with all of its stockholders. The Rights Plan accomplishes this objective by encouraging anyone wishing to acquire control of the Company to negotiate with the Board of Directors. Many publicly-traded companies (including many in the telecommunications industry) have adopted similar protective measures, and the Board of Directors believed that it would be appropriate that the Company's stockholders be afforded similar protection.

      Currently, the Rights are neither exercisable nor traded separately from the Common Stock. Subject to certain exceptions, the Rights will become exercisable only if certain persons or entities (as defined in the Rights Agreement, an "Acquiring Person") become, in the future, the beneficial owners of 10% or more of the Common Stock, or announce a tender or exchange offer which would result in its ownership of 10% or more of the Common Stock. Wexford Management LLC and Fundamental Management Corporation, each of which is currently the beneficial owner of more than 10% of the Common Stock, and certain of their transferees, are subject to higher thresholds.

      As more fully described in the Rights Agreement, ten days after a public announcement that an Acquiring Person has become such, holders of Rights, other than such Acquiring Person, would be entitled to purchase shares of Common Stock at a 50% discount to the then-current market price of the Common Stock. If the Company is acquired in a merger or similar transaction, or if 50% or more of the Company's assets or earning power are sold in one or more related transactions, Rights would entitle the holder thereof to purchase common stock of the acquiring company at 50% discount to the then-current market price of such common stock.

      The Board of Directors generally may redeem the Rights at any time until 10 days following the public announcement that an Acquiring Person has become such. The redemption price is $.001 per Right.

      For as long as the Rights are then redeemable, the Company may, except with respect to the redemption price, the date of expiration of the Rights or the number of shares of Common Stock (or other securities) purchasable upon exercise of a Right (other than to increase the one-half of one share to one share), amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may not amend the Rights in any manner that adversely affects the interests of holders of the Rights as such or creates certain other consequences.


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

      The distribution of the Rights would not be a taxable event for the Company or its stockholders. If the Rights become exercisable and depending on then-existing circumstances, stockholders may recognize taxable income. The issuance should not dilute earnings per share of Common Stock. No registered holder of Rights has any voting rights with respect to such Rights.


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